TESCO

09045046

The following amendment has been made to the Tesco plc Property Deals announcement released today, 22 December at 1140 under RNS No 5917K

In the penultimate paragraph 'BP Pension Fund' should have read 'BA Pension Fund'.

All other details remain unchanged.

The full amended text is shown below.

Monday 22 December 2008

TESCO ANNOUNCES NEW PROPERTY DEALS

Tesco today announced the conclusion of two UK property transactions totalling £308m.

Three Tesco stores will be sold into a £199m joint venture with the independent Tesco PLC Pension Scheme in which the scheme will take a 50% stake. A further four stores will be sold to a PRUPIM annuity fund client in a sale and leaseback deal worth £109m.

The properties involved in the joint venture are Beckton, Swindon and Durham. The sale and leaseback properties with PRUPIM are Hucknall, Northwich, Stalybridge and Tiverton.

Initial yields were between 5.25% and 5.3%.

The transactions are the latest in Tesco's ongoing programme to realise value from its property portfolio. Transactions completed earlier this year include those with the Universities Superannuation Scheme, BA Pension Fund, La Salle Investment Management, PRUPIM and Canada Life.

PRUPIM and G L Hearn acted as advisers on the sale and leaseback deal.

ENDS

For further information:

Media:	Jonathan Church	01992 644645
	Angus Maitland	020 7379 5151
Investors:	Steve Webb	01992 644800

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TESCO

Monday 22 December 2008

TESCO ANNOUNCES NEW PROPERTY DEALS

Tesco today announced the conclusion of two UK property transactions totalling £308m.

Three Tesco stores will be sold into a £199m joint venture with the independent Tesco PLC Pension Scheme in which the scheme will take a 50% stake. A further four stores will be sold to a PRUPIM annuity fund client in a sale and leaseback deal worth £109m.

The properties involved in the joint venture are Beckton, Swindon and Durham. The sale and leaseback properties with PRUPIM are Hucknall, Northwich, Stalybridge and Tiverton.

Initial yields were between 5.25% and 5.3%.

The transactions are the latest in Tesco's ongoing programme to realise value from its property portfolio. Transactions completed earlier this year include those with the Universities Superannuation Scheme, BA Pension Fund, La Salle Investment Management, PRUPIM and Canada Life.

PRUPIM and G L Hearn acted as advisers on the sale and leaseback deal.

ENDS

For further information:

Media:	Jonathan Church	01992 644645
	Angus Maitland	020 7379 5151
Investors:	Steve Webb	01992 644800

END